03 JAN 21 AM 7:21

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

SUPPL

January 9, 2003

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

03003441

Dear Sirs/Mesdames:

Re: New Release dated January 9, 2003

Enclosed is a copy of our News Release dated January 9, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD. ("Dentonia")

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

January 9, 2003

TSX Venture: DTA
No. of Pages: 1

AGREEMENT SIGNED AND COMPLETED

Further to Dentonia's news release of December 19, 2002, Dentonia is pleased to announce that an Agreement dated for reference December 6, 2002 has now been completed, finalized, and signed by all parties having an interest in the WO claim block, Lac de Gras, NWT, namely:

BHP Billiton Diamonds Inc - 38.4%;
DHK Diamonds Inc. - 28.8%, in which Dentonia has a 1/3 equity interest;
Archon Minerals Limited - 16.4%;
Aberex Minerals Ltd. (a subsidiary of Aber Diamond Corporation) - 9.75%;
SouthernEra Minerals Ltd., 6.6%
With Kennecott retaining a 1% and Aberex 0.3% gross overriding royalty.

Diamond fusion results (micro diamond count) and indicator mineral analysis, from Archon's new discovery, the summer of 2002, the WO9 kimberlite, are pending and will now be released and should be available within the next few weeks.

Current plans call for a meeting, shortly, of the participants in the WO claim block for the following purposes:

a) Election of an initial project operator;
b) Finalizing an exploration program and budget to drill test the seven (7) remaining Priority I Falcon Geophysical Targets, located within the boundaries of the WO claim block;
c) Depending on the fusion results and indicator mineral analysis, budget for possible delineation drilling of the WO9 kimberlite;
d) Budget for possible additional diamond drill core testing of the DO27, which was unsuccessfully bulk sampled in 1994.

The private placement announced on December 19, 2002, has been fully subscribed for and $120,000 was advanced to Dentonia on or before December 23, 2002. Finalizing this private placement is subject to the approval of the TSX Venture Exchange, the documents having been submitted on December 31, 2002.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President